Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

As of December 31, 2021 and June 30, 2022

and for the six months ended June 30, 2021 and 2022

BIT MINING LIMITED

CONTENTS

Pages

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND JUNE 30, 2022	1 – 2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	4 – 5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	6 – 7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8 - 42

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of June
	Notes	31, 2021	30, 2022
		US$	US$
		Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents		17,670	22,561
Restricted cash		134	123
Accounts receivable		737	1,252
Prepayments and other current assets	7	21,525	26,160
Cryptocurrency assets	6	55,077	15,375
Assets held for sale	14	—	16,232
Total current assets		95,143	81,703

Non-current assets:
Property and equipment, net	8	70,199	47,151
Intangible assets, net	9	71,931	63,788
Deposits		99	2,382
Long-term investments	5	10,050	8,530
Right-of-use assets	10	6,166	4,986
Amounts due from related party - non-current	16	11,504	—
Goodwill		26,569	26,569
Other non-current assets		4,455	3,204
Total non-current assets		200,973	156,610

TOTAL ASSETS		296,116	238,313

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11	54,438	27,411
Amounts due to related parties	16	8,021	—
Accrued payroll and welfare payable		489	646
Operating lease liabilities – current	10	2,213	1,524
Accrued expenses and other current liabilities	12	18,738	18,761
Income tax payable		498	71
Liabilities held for sale	14	—	2,515
Total current liabilities		84,397	50,928

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of June
	Notes	31, 2021	30, 2022
		US$	US$
		Audited	Unaudited
Non-current liabilities:
Operating lease liabilities - non-current	10	4,569	3,544
Total non-current liabilities		4,569	3,544

TOTAL LIABILITIES		88,966	54,472

Commitments and contingencies	17

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and June 30, 2022; 710,078,070 and 853,869,320 shares issued and outstanding as of December 31, 2021 and June 30, 2022 respectively	19	36	44
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and June 30, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022	19	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 99 shares issued and outstanding as of December 31, 2021 and June 30, 2022	19	—	—
Additional paid-in capital	19	590,567	611,832
Treasury shares		(21,604)	(21,604)
Accumulated other comprehensive loss		(2,355)	(3,156)
Accumulated deficit and statutory reserve		(384,867)	(408,903)
Total BIT Mining Limited shareholders’ equity		181,777	178,213
Non-controlling interests		25,373	5,628
Total shareholders’ equity		207,150	183,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		296,116	238,313

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Notes	2021*	2022
		US$	US$
		Unaudited	Unaudited
Revenues		438,005	492,197
Operating costs and expenses:
Cost of revenue		(427,261)	(489,398)
Sales and marketing		(454)	(339)
General and administrative		(8,561)	(12,364)
Service development		(891)	(2,184)
Total operating costs and expenses		(437,167)	(504,285)
Other operating income		46	276
Government grant		—	9
Other operating expenses		(434)	(1,515)
Net loss on disposal of cryptocurrencies		(8,634)	(2,057)
Impairment of cryptocurrency assets		(8,863)	(12,620)
Changes in fair value of derivative instrument		836	—
Changes in fair value of contingent considerations		—	1,247
Impairment of property and equipment		—	(836)
Operating loss from continuing operations		(16,211)	(27,584)
Other income, net		280	554
Interest income		37	106
Interest expense		(709)	(218)
(Loss) gain from equity method investments	5	(859)	151
Gain from previously held equity method investment		5,500	—
Gain from disposal of subsidiaries		126	—
Loss before income taxes from continuing operations		(11,836)	(26,991)
Income taxes benefits	13	—	—
Net loss from continuing operations		(11,836)	(26,991)
Loss from discontinued operations, net of applicable income taxes	22	(2,177)	—
Net loss from discontinued operations, net of applicable income taxes		(2,177)	—
Net loss		(14,013)	(26,991)
Net loss attributable to non-controlling interests from continuing operations		(694)	(2,955)
Net loss attributable to non-controlling interests from discontinued operations		(179)	—
Less: Net loss attributable to non-controlling interests		(873)	(2,955)
Net loss attributable to BIT Mining Limited		(13,140)	(24,036)
Other comprehensive income (loss):
Share of other comprehensive income of an equity method investee		631	—
Reclassification into loss from equity method investments		131	—
Foreign currency translation gain (loss)		864	(902)
Other comprehensive income (loss), net of tax		1,626	(902)
Comprehensive loss		(12,387)	(27,893)
Less: Comprehensive loss attributable to non-controlling interests		(879)	(3,056)
Comprehensive loss attributable to BIT Mining Limited		(11,508)	(24,837)

Losses per share attributable to BIT Mining Limited-Basic and Diluted	18
Net loss from continuing operations		(0.020)	(0.033)
Net loss from discontinued operations		(0.004)	—
Net loss		(0.024)	(0.033)
Losses per ADS** attributable to BIT Mining Limited-Basic and Diluted	18
Net loss from continuing operations		(0.200)	(0.330)
Net loss from discontinued operations		(0.040)	—
Net loss		(0.240)	(0.330)
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		542,881,582	717,955,865
Diluted		542,881,582	717,955,865

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”))

	For the six months ended June 30,
	2021*	2022
	US$	US$
	Unaudited	Unaudited
Cash flow from operating activities
Net loss	(14,013)	(26,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	417	1,180
Depreciation of property and equipment	6,370	17,388
Amortization of intangible assets	1,368	4,776
Share-based compensation	62	4,474
Loss (gain) from equity method investments	859	(151)
Impairment of property and equipment	—	836
Gain from previously held equity interest	(5,500)	—
Net loss on disposal of cryptocurrencies	8,634	2,057
Impairment of cryptocurrency assets	8,863	12,620
Changes in fair value of derivative instrument	(836)	—
Gain from disposal of subsidiaries	(126)	—
Changes in fair value of contingent considerations	—	(1,247)
Changes in operating assets and liabilities:
Accounts receivable	(215)	(642)
Prepayments and other current assets	(1,749)	8,576
Cryptocurrency assets	(24,690)	(38,475)
Other non-current assets	66	—
Accounts payable	10,900	(4,839)
Operating lease liabilities	(263)	(1,714)
Accrued expenses and other current liabilities	(5,250)	(14,867)
Amounts due to related party	—	(7,644)
Accrued payroll and welfare payable	(1,701)	199
Income tax payable	—	(9)
Deposits	—	(2,283)
Net cash used in operating activities	(16,804)	(46,756)

Cash flows from investing activities
Acquisition of property and equipment	(25,390)	(783)
Cash received from return of long-term investments	546	1,462
Cash received from disposal of cryptocurrency assets	1,616	34,354
Proceeds from disposal of long-term investments	422	—
Cash paid for business combination, net of cash received	(6,562)	—
Cash paid for additional interest acquired for Loto Interactive	(3,378)	—
Cash received from asset acquisition	—	25
Net cash (used in) provided by investing activities	(32,746)	35,058

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of U.S. dollars (“US$”))

	For the six months ended June 30,
	2021*	2022
	US$	US$

Cash flows from financing activities
Proceeds from the exercise of share-based awards	2,548	—
Proceeds from short-term borrowings	46,969	6,306
Repayment of short-term borrowings	(6,622)	—
Proceeds from issuance of ordinary shares for private placements	11,560	14,479
Net cash provided by financing activities	54,455	20,785
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,418	(394)
Net increase in cash, cash equivalents and restricted cash	6,323	8,693
Cash, cash equivalents and restricted cash at beginning of the period	47,894	17,804
Cash, cash equivalents and restricted cash at end of the period	54,217	26,497

Balances included in the Unaudited Interim Condensed Consolidated Balance Sheets:
Cash, cash equivalents and restricted cash	54,217	22,684
Cash, cash equivalents and restricted cash included in current assets held for sale	—	3,813
Cash, cash equivalents and restricted cash at end of period	54,217	26,497

Supplemental disclosures of cash flow information:
Income tax paid	—	—
Interest received	—	106
Interest paid	(250)	(218)
Supplemental disclosures of non-cash investing and financing activities:
Payment of expense and non-current assets in the form of cryptocurrencies	688	4,991
Proceeds from issuance of ordinary shares for private placement in the form of cryptocurrencies	19,289	—
Short-term loan settled by surrendering the cryptocurrencies collateral	18,949	6,306
Cryptocurrencies borrowed from a third party	10,222	—
Cryptocurrencies acquired in connection with business combination	73,184	—
Cryptocurrencies to be distributed for promotion activities on behalf of a third party	2,281	—
Repayment of deposit in the form of cryptocurrencies	6,586	—
Issuance of ordinary shares in connection with business combination	94,828	—
Issuance of ordinary shares in connection with asset acquisition	—	3,416
Deposits received from customers of mining data center in the form of cryptocurrencies	—	4,155
Consideration paid to purchase the non-controlling interest in subsidiary	—	17,785
Property, plant and equipment transferred from long-term prepayment	—	3,984

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive (loss)	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	income	reserve	interests	equity

Balance as of December 31, 2020	430,127,692	—	99	22	—	412,364	(21,604)	(4,598)	(324,351)	(1,983)	59,850
Acquisition of Loto Interactive	—	—	—	—	—	(981)	—	—	—	17,632	16,651
Net loss	—	—	—	—	—	—	—	—	(13,140)	(873)	(14,013)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	870	—	(6)	864
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	631	—	—	631
Reclassification into loss from equity method investments	—	—	—	—	—	—	—	131	—	—	131
Issuance of ordinary shares for private placement	85,572,963	65,000	—	4	—	30,920	—	—	—	—	30,924
Issuance of ordinary shares for business combinations	56,236,295	—	—	3	—	94,825	—	—	—	—	94,828
Issuance of ordinary shares from exercise of share-based awards	32,393,290	—	—	2	—	2,494	—	—	—	—	2,496
Share-based compensation	—	—	—	—	—	62	—	—	—	—	62
Balance as of June 30, 2021*	604,330,240	65,000	99	31	—	539,684	(21,604)	(2,966)	(337,491)	14,770	192,424

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in U.S. dollars (“US$”) except for number of shares)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	interests	equity
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(384,867)	25,373	207,150
Net loss	—	—	—	—	—	—	—	—	(24,036)	(2,955)	(26,991)
Foreign currency translation loss	—	—	—	—	—	—	—	(801)	—	(101)	(902)
Issuance of Class A ordinary shares and pre-funded warrants in private placement, net of issuance costs	112,000,000	—	—	6	—	14,473	—	—	—	—	14,479
Issuance of ordinary shares for asset acquisition	16,038,930	—	—	1	—	3,415	—	—	—	—	3,416
Purchase of non-controlling interests	—	—	—	—	—	(1,096)	—	—	—	(16,689)	(17,785)
Share-based compensation	15,752,320	—	—	1	—	4,473	—	—	—	—	4,474
Balance as of June 30, 2022	853,869,320	65,000	99	44	—	611,832	(21,604)	(3,156)	(408,903)	5,628	183,841

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) United States dollars (“US$”), Hong kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (formerly, 500.com Limited, the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily provides cryptocurrency mining, data center operation and mining pool services in 2021.

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 Class A ordinary shares to the Selling Shareholders.

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”).

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction. See Note 20 for detailed discussion.

As of June 30, 2022, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Kazakhstan, Canada, mainland China, Malta, Cyprus and Curacao.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

As of June 30, 2022, the Company’s major subsidiaries are listed below:

			Percentage of
	Date of	Place of	ownership by
Entity	establishment	establishment	the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (“BT Mining”)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17, 2016	Hong Kong	100%	Miner Manufacturing
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited (“ Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)	March 11, 2020	British Virgin Islands	100%	Investment Holding
Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”)	April 9, 2020	Hong Kong	100%	Mining Pool
Beijing Guixinyanghang Technology Limited (“Guixinyanghang”)	June 12, 2020	Mainland China	100%	Technology Service
E-Sun Kazakhstan Limited	August 23, 2021	Kazakhstan	100%	Investment Holding
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September 1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September 1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January 10, 2018	Malta	100%	Online Gaming
Loto Interactive Limited (“Loto Interactive”)	November 26, 1998	Cayman Islands	59.79%	Investment Holding
Brighten Express Limited**	April 1, 2016	Hong Kong	59.79%	Investment Holding
Rising Move International Limited**	July 25, 2007	British Virgin Islands	59.79%	Investment Holding
Interactive Lab Limited**	July 8, 2015	British Virgin Islands	59.79%	Technology Service
Precious Success Holdings Limited**	July 10, 2007	British Virgin Islands	30.49%	Investment Holding
PAL Development Limited**	August 17, 2006	Hong Kong	30.49%	Investment Holding
Global Score Asia Limited**	April 18, 2005	British Virgin Islands	59.79%	Investment Holding
Trade Express Services Inc. **	November 3, 2003	British Virgin Islands	59.79%	Investment Holding
Rise Accord Holdings Limited**	April 30, 2013	British Virgin Islands	59.79%	Investment Holding
China Excellent Net Technology Investment Limited**	July 2, 2009	Hong Kong	56.80%	Investment Holding
Hong Kong Interactive Lab Limited**	March 23, 2018	Hong Kong	59.79%	Technology Service
Virtual Asset Ratings Limited**	July 26, 2018	British Virgin Islands	59.79%	Technology Service
Loto Interactive Information Technology (Shenzhen) Limited (“Loto Interactive Information”) **	December 14, 2017	Mainland China	59.79%	Investment Holding
Shenzhen Lewanwuxian Information Technology Co., Ltd. **	February 5, 2018	Mainland China	30.49%	Online Gaming
Interactive Medical Lab Limited**	March 21, 2019	British Virgin Islands	59.79%	Investment Holding
Interactive Medical Lab Corporation**	April 25, 2019	USA	59.79%	Investment Holding
Might Winner Limited**	August 9, 2019	Hong Kong	59.79%	Investment Holding
H.K CB. Cute Technology Co., Limited**	February 24, 2012	Hong Kong	59.79%	Investment Holding
Shenzhen Quanjing Financial Leasing Co., Ltd **	May 12, 2016	Mainland China	59.79%	Investment Holding
Ganzi Changhe Hydropower Consumption Service Co., Ltd**	April 25, 2019	Mainland China	59.79%	Data Analysis and Storage Service
Sichuan Lecaiyuntian Internet Technology Co., Ltd **	February 21, 2019	Mainland China	59.79%	Data Analysis and Storage Service
Chengdu Keying Interactive Information Technology Limited**	January 10, 2019	Mainland China	59.79%	Data Analysis and Storage Service
Chengdu Yilaike Technology Co., Ltd. (“Chengdu Yilaike”) **	December 1, 2017	Mainland China	59.79%	Data Analysis and Storage Service
GreenTech Ltd**	October 1, 2021	Kazakhstan	30.49%	Data Analysis and Storage Service

*    A subsidiary of the Multi Group

**  A subsidiary of Loto Interactive

On June 21, 2022, the Company committed to a plan to sell its equity interest in Loto Interactive and its subsidiaries. The sale was subsequently closed on July 12, 2022 and after the sale, the Company no longer controls or exercises significant influence over Loto Interactive and its subsidiaries. Assets and liabilities related to Loto Interactive and its subsidiaries are reclassified to assets and liabilities held for sale as of June 30, 2022. Further see Note 14 and Note 23.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

The Company has previously conducted the lottery business in mainland China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business related variable interest entities (“VIEs”)”), and their respective shareholders. Since March 31, 2021, the Company also consolidated the financial results of Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services, through its contractual arrangement with Loto Interactive Information Technology (Shenzhen) Co., Ltd., which is indirectly controlled by the Company after the completion of the acquisition of the majority interest of Loto Interactive Limited on March 31, 2021.

On July 23, 2021, the Company announced the decision to dispose of the VIE structures in mainland China, and on August 3, 2021, the Group has terminated all of the VIE structures with the lottery-related affiliated entities and Zhejiang Keying, and the Group has entered into agreement with Zhejiang Keying and Zhejiang Keying’s shareholders to transfer all of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. In February 2022, the Company has completed the transfer of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. From July 23, 2021, the Company no longer retained any financial interest over the lottery business related VIEs and accordingly deconsolidated the lottery business related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, results of operations related to lottery business related VIEs have been reported as discontinued operations for the six months ended June 30, 2021.

The Company, its subsidiaries are hereinafter collectively referred to as the “Group”.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of June 30, 2022 and results of operation and cash flows for the six months ended June 30, 2021 and 2022. Results for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation and valuation of contingent consideration from business combination and purchase price allocation for business combination and assets acquisition. Actual results could materially differ from those estimates.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Sunstar Technology, Skill Esport, Summit Bend, Ohio I, Ohio II and Asgard is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Loto Interactive and its subsidiaries is HKD. E-Sun Sky Computer with its former VIEs and Beijing Guixinyanghang determined their functional currencies to be RMB. The Group uses the monthly average exchange rate for the period and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive loss.

Foreign currency translation and change in reporting currency (continued)

Starting from the third quarter of 2021, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the US$ to RMB exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recasted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive loss of a loss of US$40 for the six months ended June 30, 2021.

Business combinations, asset acquisitions and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. Identifiable intangible assets recognized in the Company’s acquisitions generally include brand name, strategic contract and unpatented technology.

For the Company’s majority-owned subsidiaries, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the unaudited interim condensed consolidated statements of comprehensive loss include the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited interim condensed consolidated balance sheets.

The Group recognized changes in fair value of contingent consideration in the amount of a gain of US$1,247 during the six months ended June 30, 2022, which was related to the remeasurement of the contingent consideration from the acquisition of Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited), which operates the mining pool under the brand of BTC.com. The contingent consideration is settled as of June 30, 2022.

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying unaudited interim condensed consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. For each unit of cryptocurrency, impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the six months ended June 30, 2021 and 2022, the Group recognized impairment loss of US$8,863 and US$12,620, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cryptocurrency assets (continued)

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying unaudited interim condensed consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying unaudited interim condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the unaudited interim condensed consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Nonmonetary transaction

The Group enters into nonmonetary transactions such as distributions of cryptocurrencies to pay for operating expense and acquire non-current asset. Such transactions are accounted for in accordance with ASC 845, “Nonmonetary Transactions”, which requires the transfer or distribution of a nonmonetary asset or liability to be based, generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident. No gain or loss is recognized on the transaction.

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination and asset acquisitions. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination and asset acquisitions to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination and asset acquisitions
Licenses and brand name	10 years
Mobile applications and software	5 years
Internet domain name and brand name	10 years
Strategic contract	5 years
Unpatented technology	3 years

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group early adopted the ASU 2017-04 on January 1, 2019.

During the six months ended June 30, 2021 and 2022, no impairment of goodwill was recognized.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment, intangible assets and right-of-use assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For the six months ended June 30, 2022, the Group recorded an impairment loss of US$836 for impairment of mining machines of Loto Interactive in Kazakhstan. No impairment of long-lived assets other than goodwill was recorded during the six months ended June 30, 2021.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivables, other receivables, equity investments without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Contingent consideration related to the acquisition of Alliance International Technologies (formerly known as “Blockchain Alliance Technologies Limited”) is included in accrued expenses and other current liabilities in the consolidated balance sheets, the fair value of which was based on the number of shares of ordinary shares that were expected to be issued and the fair value of the ordinary shares of the Company. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—   Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—   Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of June 30, 2022, there is no item of the Group’s assets or liabilities that is measured at fair value on a recurring basis in the period subsequent to its initial recognition.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions

A related party is generally defined as (i) any person holds 10% or more of the Company’s securities and their immediate families (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining, data center services and mining pool services. The Group also provided sports information service through its former lottery business related VIE subsidiaries and disposed of this business line together with the disposal of VIE structures on July 23, 2021. The Group accounts for revenues under ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”).

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operator (less pool operator fees to the mining pool operator which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the contracts. The consideration also corresponds to the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with the pool operator. The transaction consideration the Group receives is noncash consideration. The Group measures the cryptocurrencies at fair value using the quoted price of the related cryptocurrency at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Data center services

The Group provides data center services such as providing its customers with rack space, power and equipment, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards the mining pool receives from the blockchain network include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete and the Group has received the rewards. Revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to the blockchain network.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2021 and June 30, 2022, the Group recorded advance from customers balance of US$744 and US$469 respectively, which was included in “accrued expenses and other current liabilities” in the accompanying unaudited interim condensed consolidated balance sheets. US$672 and US$277 of deferred revenue included in the opening balances of advance from customers was recognized during the six months ended June 30, 2021 and 2022, respectively. The amounts were included in revenues on the accompanying unaudited interim consolidated statements of comprehensive loss.

Refer to Note 21 regarding the discussion of the Group’s disaggregate revenue data.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Cost of mining pool services

Cost of mining pool services which was offered under BTC.com consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of mining pool services also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service. Cost of mining pool services were US$405,347 from April 15, 2021 to June 30, 2021 and US$447,997 for the six months ended June 30, 2022. These costs are expensed as incurred.

Cost of data center services

The cost of data center services consists primarily of direct production costs related to data center service, including the direct service charges for operations, were US$8,567 from March 31, 2021 to June 30, 2021 and US$4,319 for the six months ended June 30, 2022. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of hosting servers and other equipment used in providing online services and cryptocurrency mining business, were US$4,140 and US$8,538 for the six months ended June 30, 2021 and 2022, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$5,461 and US$16,584 for the six months ended June 30, 2021 and 2022, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combination and assets acquisitions, were US$1,312 and US$4,748 for the six months ended June 30, 2021 and 2022, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprised lottery insurance expenses, regulatory and compliance fees, platform fees, employee costs, account handling expense, business tax and surcharges and other direct costs incurred in providing services. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses

Sales and marketing expenses consist primarily of employee costs, commission to certain internet companies and expenses related to promotional activities. These costs are expensed as incurred.

Service development expenses

Service development expenses consist primarily of personnel-related expenses incurred for the development of, enhancement to, and maintenance of the Group’s website that either (i) did not meet the capitalization criteria in accordance with ASC 350, “Intangibles - Goodwill and other”; or (ii) met the capitalization criteria but the costs cannot be separated on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements. Service development expenses are recognized as expenses when incurred.

Income taxes

The Group follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive loss as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax position which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, the Group also applied ASC 740-30 (“ASC 740-30”), “Income Taxes: Other Considerations or Special Areas”, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Group adopted the ASU on January 1, 2021. The adoption did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements

The Group has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its unaudited interim condensed consolidated financial statements, based on current information.

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, and accounts receivable. As of June 30, 2022, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in mainland China, Hong Kong, United States and Malta, which management believes are of high credit quality.

Concentration of suppliers

For the six months ended June 30, 2021 and 2022, the supplier accounted for 10% of more of the Group’s costs was as follows:

	For the six months ended June 30,
	2021	2022
	US$	US$
A	17.8%	18.7%

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates, such as the United States and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individual from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council in mainland China called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the Company terminated the operations of the two data centers in Sichuan according to the written notice from the Local Power Supplier.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS (continued)

Vulnerability due to change of regulations or policies (continued)

As of June 30, 2022, the mining pool subsidiary of the Company has completely exited the mainland China market, ceased registering new users from mainland China and retired accounts of existing users from mainland China. The Group has been working on solutions with its existing users in mainland China, such as migrating users’ mining machines to overseas markets so that they have access to the services in a compliant manner.

The Group had begun the development of the international operations before these regulatory and policy developments in mainland China. In the second half of 2021, the Group has finished the migration of the cryptocurrency operations to international markets.

4.    ASSET ACQUISITION

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders. Meanwhile, the Company’s preexisting loans to Bee Computing was considered effectively settled upon the acquisition. The settlement amount was included in the total purchase consideration. The transaction was accounted for as an asset acquisition as Bee Computing did not meet the definition of a business upon acquisition.

The following table presents the calculation of the purchase consideration of the acquisition date.

Amount
US$
Fair value of 16,038,930 Class A ordinary shares at acquisition close on May 31, 2022	3,416
Effective settlement of preexisting loans	18,397
Total purchase consideration	21,813

The following is a summary of the estimated fair value of the assets acquired as of the acquisition date.

	Amount	Amortization Years
	US$
Cash	25
Prepayments and other receivables	18,155
Acquired intangible asset	3,633	3.0
Total identifiable assets acquired	21,813
Total purchase consideration	21,813

The acquired intangible asset was the unpatented technology for the Litecoin ASIC mining machines, which has estimated useful life of 3 years from the date of acquisition.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$
Carrying amount of equity investments without readily determinable fair value	7,670	7,255
Carrying amount of equity method investments	2,380	1,275
Carrying amount of long-term investments	10,050	8,530

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$9,543, net of US$1,873 in accumulated impairment and US$9,128, net of US$1,873 in accumulated impairment as of December 31, 2021 and June 30, 2022, respectively. There was no impairment recognized for the six months ended June 30, 2021 and 2022.

Equity method investments

Investments were classified as equity method investments as the Group have significant influence over the entities. The net operating income (loss) from equity method investments from continuing operations for the six months ended June 30, 2021 and 2022 were US$(859) and US$151, respectively. The net operating losses from equity method investments included in net loss from discontinued operations for the six months ended June 30, 2021 and 2022 were US$500 and nil, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS

The movement of cryptocurrency assets is as follows:

	For the year ended	For the six months
	December 31, 2021	ended June 30, 2022
	US$	US$
Beginning balance	—	55,077
Receipts from issuance of ordinary shares for private placement	19,289	—
Cryptocurrencies acquired in connection with business combination	73,184	—
Cryptocurrencies borrowing	10,222	—
Cryptocurrencies mined from mining pool business	1,275,238	450,809
Cryptocurrencies mined from mining business	39,013	37,938
Cryptocurrency to be distributed for promotion activities on behalf of a third party	3,179	—
Deposits received from customers of mining data center	3,965	4,155
Distribution to pool participants	(1,282,143)	(468,151)
Repayment of deposit in the form of cryptocurrencies	(6,586)	—
Repayment of cryptocurrencies borrowings	(6,523)	—
Payment of service expense and long-lived assets	(2,295)	(4,991)
Cryptocurrencies paid in connection with asset acquisition	(1,731)	—
Disposal of cryptocurrencies*	(37,599)	(47,498)
Others	(379)	656
Impairment of cryptocurrency assets	(31,757)	(12,620)
Ending balance of cryptocurrency assets, net	55,077	15,375

* In January 2022, the Company entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to approximately US$6,306,which was 65% of the current fair market value of 4,000 Ethereum, with a fixed interest rate of 3.25% per annum. In June 2022, the loan has been fully settled by rendering the pledged Ethereum to the lender. Disposal of cryptocurrencies for the six months ended June 30, 2022 included the carrying amount of the pledged Ethereum of US$9,628 rendered to the lender and the Group recorded a loss on disposal of cryptocurrencies in the amount of approximately US$3,322.

7.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$

Receivables from third party payment service providers	574	468
Utility deposits	2,820	647
Deferred expense*	401	634
Loans to the third parties**	9,328	1,675
Deductible value-added input tax	7,458	3,630
Prepayments for long-term assets***	—	17,991
Others	944	1,115
Prepayments and other current assets	21,525	26,160

* Deferred expense represents cash paid in advance to vendors, such as technology service expense, consultant expense and compliance expense, which would be amortized according to their respective service periods.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

7.    PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

** Loans to the third parties as of December 31, 2021 mainly consist of the free interest and due on demand loans of US$7,965 to Bee Computing which engages in the research and development of cryptocurrency mining chips and mining machines. The preexisting loans were effectively settled on the acquisition date. See Note 4 for detail discussion.

*** Prepayments for long-term assets mainly consist of the prepayments to vendors in connection with the research and development of cryptocurrency mining chips and mining machines.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$

Machinery and equipment	95,979	56,599
Electronics and office equipment	1,280	8,206
Motor vehicles	966	754
Leasehold improvements	9,082	5,802
Construction in progress	7,662	3,158

Property and equipment, cost	114,969	74,519
Less: Accumulated depreciation	(22,284)	(27,368)
Less: Provision for impairment	(22,486)	—

Property and equipment, net	70,199	47,151

Depreciation expenses from continuing operations for the six months ended June 30, 2021 and 2022 were approximately US$5,741 and US$17,388, respectively. Depreciation expenses from discontinued operations for the six months ended June 30, 2021 and 2022 were approximately US$629 and nil, respectively.

Provision for impairment as of December 31, 2021 was approximately US$22,486, mainly due to the closure and demolition of data centers in Sichuan, China. Additional provision for impairment for the six months ended June 30, 2022 was approximately US$836, mainly due to the impairment of mining machines of Loto Interactive in Kazakhstan. The property and equipment of Loto Interactive are presented as assets held for sale as of June 30, 2022. See Note 14 for detailed discussion.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$
Cost:
Computer software	3,988	3,470
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	71,292	71,292
Strategic contract	18,199	10,010
Unpatented technology	—	3,633
	115,881	110,807
Accumulated amortization:
Computer software	(3,317)	(2,854)
License agreement	(5,470)	(5,470)
Internet domain name	(10)	(18)
Brand name	(7,279)	(10,207)
Strategic contract	(909)	(1,561)
	(16,985)	(20,110)

Impairment *:
Computer software	(581)	(525)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
	(26,965)	(26,909)
Intangible assets, net	71,931	63,788

* The impairment of US$26,909 was related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019. The additional impairment of US$56 was related to the intangible assets of computer software of Loto Interactive during the year ended December 31, 2021. The intangible assets of Loto Interactive are presented as held for sale as of June 30, 2022. See Note 14 for detailed discussion.

Amortization expenses from continuing operations for the six months ended June 30, 2021 and 2022 were approximately US$1,341 and US$4,776, respectively. Amortization expenses from discontinued operations for the six months ended June 30, 2021 and 2022 were approximately US$27 and nil, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2022 remaining	4,267
2023	9,133
2024	9,096
2025	8,782
2026	7,313
2027 and thereafter	25,197

Total	63,788

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms ranges from 1.17 to 4.25 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s unaudited interim condensed consolidated balance sheet.

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$
Right-of-use assets	6,553	4,986
Impairment of right-of-use assets	(387)	—
Right-of-use assets, net	6,166	4,986

Operating lease liabilities - current	2,213	1,524
Operating lease liabilities – non-current	4,569	3,544
Total operating lease liabilities	6,782	5,068

For the six months ended June 30, 2021, the Group had operating lease costs from continuing operations of approximately US$491 and recorded short-term lease costs of approximately US$23. And the Group had recorded short-term lease costs from discontinuing operations of approximately US$170. For the six months ended June 30, 2022, the Group had operating lease costs from continuing operations of approximately US$925 and recorded short-term lease costs of US$359. Cash paid for amounts included in the measurement of operating lease liabilities were US$328 and US$1,085 for the six months ended June 30, 2021 and 2022, respectively. As of June 30, 2022, the weighted average remaining lease term was 4.08 years and the weighted average discount rate was 3.41%.

As of December 31, 2021, the impairment of right-of-use assets of US$387 was related to the impairment of Loto Interactive due to the closure of data centers business in Sichuan, China and was recorded in the other operating expenses in the statement of comprehensive loss. The operating leases of Loto Interactive are presented as assets or liabilities held for sale as of June 30, 2022. See Note 14 for detailed discussion.

The following table summarizes the maturity of operating lease liabilities as of June 30, 2022:

Operating leases
US$
2022 remaining	749
2023	1,405
2024	1,188
2025	1,188
2026	891
Total	5,421
Less: imputed interest	(353)
Present value of lease liabilities	5,068

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.    ACCOUNTS PAYABLES

Accounts payables consist of the following:

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$
Pool participants payable*	53,400	25,823
Utility cost payable	983	1,547
Others	55	41
	54,438	27,411

* Pool participants payable represents payments to pool participants in the mining pool business which are settled in cryptocurrencies.

12.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	June 30,
	2021	2022
	US$	US$

Advance from end users*	5,237	4,916
Deposit from customer**	3,965	7,965
Business tax and other taxes payable	255	124
Professional fees and services payable	4,033	2,026
Promotional events payables	394	119
Decoration and construction cost payable	—	2,560
Contingent consideration	1,247	—
Others	3,607	1,051

Total	18,738	18,761

* Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

** Deposit from customers represents payments received by the Group in advance from customers in the data center business.

13.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.  INCOME TAXES (continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the six months ended June 30, 2021 and 2022.

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and the Hong Kong subsidiaries of Loto Interactive are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, subsidiaries incorporate in mainland China are subject to the EIT rate of 25% in 2021 and 2022. No provision for the income tax has been made in the financial statements as the subsidiaries incorporated in mainland China had no assessable income for the six months ended June 30, 2021 and 2022.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of June 30, 2022, the Group had net operating losses (“NOLs”) of approximately US$62,066 from subsidiaries incorporated in mainland China and US$19,118 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from subsidiaries incorporated in mainland China as of June 30, 2022 will expire in years 2023 to 2027 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2021 and 2022.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  ASSETS AND LIABILITIES HELD FOR SALE

On March 31, 2021, the Company completed the subscription for shares of Loto Interactive and Loto Interactive became a subsidiary of the Company. On June 21, 2022, the Company committed to a plan to sell its equity interest in Loto Interactive and its subsidiaries. The sale was subsequently closed on July 12, 2022. See Note 22 for more information regarding this transaction. The Company does not believe that the sale of Loto Interactive constitutes a strategic shift that will have a major effect on its operations or financial results and as such, Loto Interactive has not been reclassified as discontinued operations in the Group’s financial statements, but instead has been presented as assets and liabilities held for sale as of June 30, 2022.

The following table summarizes the major classes of asset and liabilities reclassified as held for sale as of June 30, 2022.

As of
June 30,
2022
US$
Current assets:
Cash and cash equivalents	3,813
Accounts receivable	127
Prepayments and other current assets	4,390
Total current assets	8,330

Non-current assets:
Property and equipment, net	3,184
Long-term investments	451
Other current assets	4,267
Total non-current assets	7,902
Total assets held for sale	16,232

Current liabilities:
Accounts payable	254
Amounts due to related parties	376
Accrued payroll and welfare payable	716
Accrued expenses and other current liabilities	43
Income tax payable	418
Operating lease liabilities - current	606
Total current liabilities	2,413

Non-current liabilities:
Operating lease liabilities - non-current	102
Total non-current liabilities	102
Total liabilities held for sale	2,515

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

On March 28, 2021, the shareholders and board of directors of the Company approved the 2021 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2021 and for the six months ended June 30, 2022 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2021	7,259,020	0.99	1.09	0.51	907
Granted	—	—	—	—	—
Forfeited	(3,708,680)	2.70	1.15	—	—
Exercised	(3,508,990)	0.71	1.00	—	524
Outstanding, December 31, 2021	41,350	0.40	0.97	1.81	9
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, June 30, 2022 (unaudited)	41,350	0.40	0.97	1.31	—
Vested and expected to vest at June 30, 2022 (unaudited)	41,350	0.40	0.97	1.31	—
Exercisable at June 30, 2022 (unaudited)	41,350	0.40	0.97	1.31	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value per	contractual	intrinsic
	options	share	year	value
		US$	(Years)	US$

Outstanding, January 1, 2021	30,884,300	0.62	8.98	27,796
Granted	25,777,390	0.42	9.55	15,827
Forfeited	—	—	—	—
Exercised	(34,632,130)	0.60	—	21,264
Outstanding, December 31, 2021	22,029,560	0.42	9.55	13,526
Granted	—	—	—	—
Forfeited	—	—
Exercised	(15,752,320)	0.42	—	977
Outstanding, June 30, 2022 (unaudited)	6,277,240	0.42	9.05	389
Vested and expected to vest at June 30, 2022 (unaudited)	6,277,240	0.42	9.05	389
Exercisable at June 30, 2022 (unaudited)	6,277,240	0.42	9.05	389

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share and the exercise price.

As of June 30, 2022, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the six months ended June 30, 2021 and 2022 are included in:

	For the six months ended June 30, 2021
	Employees	Directors	Total
	US$	US$	US$

Sales and marketing	16	—	16
General and administrative	30	8	38
Service development	8	—	8

	54	8	62

	For the six months ended June 30, 2022
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	1,372	—	1,372
General and administrative	919	2,046	2,965
Service development	137	—	137

	2,428	2,046	4,474

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 4,800,000 ADSs, Series A warrants to purchase 16,000,000 ADSs and Series B warrants to purchase 16,000,000 ADSs. The pre-funded warrants are exercisable immediately at an exercise price of US$0.01 per ADSs and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$1.10 per ADSs. The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$1.00 per ADSs. The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date. See Note 19 for detailed discussion of the private placement.

A summary of warrants (excluding pre-funded warrants) activity and related information for the year ended December 31, 2021 and for the six months ended June 30, 2022 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2021	—	—	—	—
Granted	100,000,000	0.68	2.03	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2021	100,000,000	0.68	2.03	—
Granted	320,000,000	0.11	3.73	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, June 30, 2022 (unaudited)	420,000,000	0.24	3.21	—
Vested and expected to vest at June 30, 2022 (unaudited)	420,000,000	0.24	3.21	—
Exercisable at June 30, 2022 (unaudited)	420,000,000	0.24	3.21	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.  RELATED PARTY TRANSACTIONS

Amounts due from related party – non-current

As of December 31, 2021, the balance of prepayments to related party was in the amount of US$11,504. The balance consisted of prepayments for assets purchased from Viking Data Centers, the minority interest shareholder of a subsidiary. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 20 for detail discussion. As of June 30, 2022, the amount due from related party was zero.

Amounts due to related parties

As of December 31, 2021, the balance of due to related parties was in the amount of US$8,021, which mainly consisted of (i)US$6,320 of the payable to the minority interest shareholders of a subsidiary for the remaining consideration of the asset acquisition of Asgard Data Centers; (ii) US$1,325 of the payable to the minority interest shareholders of a subsidiary for the data center operation costs; (iii) US$59 of the payment of property and equipment made by a former shareholder of a subsidiary of the Group on behalf of Loto Interactive; (iv)US$299 of payable for business cooperation expense due to a minority interest shareholder of a subsidiary of Loto Interactive, and (v) US$18 of the expense paid by a director of a subsidiary of the Group on behalf of Loto Interactive. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 20 for detail discussion. The amounts related to Loto Interactive was reclassified to liabilities held to sale as of June 30, 2022. See Note 14 for detail discussion. As of June 30, 2022, the amount due to related parties was zero.

Equity transaction with a related party

Good luck Information is controlled by Mr. Man San Vincent Law, a founder of the Company. In December 2020, the Company entered into a definitive share subscription agreement with Good Luck Information for the issuance and sale of 85,572,963 Class A ordinary shares for a total purchase price of approximately US$23 million. The per share purchase price of US$0.269 is the closing trading price of the Company’s ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. In January 2021, the Company determined that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by bitcoins. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, the Company closed the private placement transaction pursuant to the definitive share subscription agreement with Good Luck Information. The Company received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and the Company issued 85,572,963 Class A ordinary shares to Good Luck Information. Upon closing, Good Luck Information holds 16.6% of the Company’s issued and outstanding ordinary shares.

Related Party transaction

	For the six months ended June 30,
	2021	2022
	US$	US$
Data center operation costs for services provided by Viking Data Centers before ceased to be related party	—	9,108
	—	9,108

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.  COMMITMENTS AND CONTINGENCIES

Contractual arrangements among the Company and the former VIEs

Under applicable tax laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or scrutiny by the tax authorities in mainland China within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the tax authorities in mainland China were to determine that the Contractual Arrangements among the Company and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the tax authorities in mainland China may impose interest on late payments on the Company and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

Guarantees (continued)

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2021 and June 30, 2022.

Indemnity cost

There was no indemnity cost occurred as of December 31, 2021 and June 30, 2022.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2021 and for the six months ended June 30, 2022.

Operating lease commitments

The information of lease commitments is provided in Note 10.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.  LOSSES PER SHARE

Basic and diluted losses per share for each of the six months ended June 30, 2021 and 2022 presented is calculated as follows:

	For the six months ended June 30,
	2021		2022
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share—basic	(11,142)	—	(24,036)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	542,881,483	99	717,955,766	99
Denominator used for losses per share	542,881,483	99	717,955,766	99
Losses per share from continuing operations — basic	(0.020)	—	(0.033)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(11,142)	—	(24,036)	—
Reallocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(11,142)	—	(24,036)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	542,881,483	99	717,955,766	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for losses per share	542,881,582	99	717,955,865	99
Losses per share from continuing operations—diluted	(0.020)	—	(0.033)	—

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	54,288,148	—	71,795,577	—
Denominator used for losses per ADS - diluted	54,288,158	—	71,795,587	—
Losses from continuing operations per ADS – basic	(0.200)	—	(0.330)	—
Losses from continuing operations per ADS – diluted	(0.200)	—	(0.330)	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.  LOSSES PER SHARE (continued)

	For the six months ended June 30,
	2021		2022
	US$	US$	US$	US$
	Class A	Class B	Class A	Class A

Losses per share from discontinued operations—basic:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share—basic	(1,998)	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	542,881,483	99	717,955,766	99
Denominator used for losses per share	542,881,483	99	717,955,766	99
Losses per share from discontinued operations — basic	(0.004)	—	—	—

Losses per share from discontinued operations—diluted:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(1,998)	—	—	—
Reallocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—
Net loss from discontinued operations attributable to ordinary shareholders	(1,998)	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	542,881,483	99	717,955,766	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for losses per share	542,881,582	99	717,955,865	99
Losses per share from discontinued operations—diluted	(0.004)	—	—	—

Losses from discontinued operations per ADS:
Denominator used for losses per ADS - basic	54,288,148	—	71,795,577	—
Denominator used for losses per ADS - diluted	54,288,158	—	71,795,587	—
Losses from discontinued operations per ADS – basic	(0.040)	—	—	—
Losses from discontinued operations per ADS – diluted	(0.040)	—	—	—

19.  EQUITY TRANSACTIONS

The authorized share capital consisted of 2,000,000,000 ordinary shares at a par value of US$0.00005 per share, of which 1,599,935,000 shares were designated as Class A ordinary shares, 65,000 shares as Class A preference shares and 400,000,000 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. The voting power of each Class A preference share is equal to that of 10,000 Class A ordinary shares. The Class A preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs and are not entitled to receive dividends.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

19.  EQUITY TRANSACTIONS (continued)

The Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 48.78% (based on the Company’s total outstanding share capital as of June 30, 2022) and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

(1)  The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

(2)  The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

(3)  The Preference Shares are not entitled to receive dividends;

(4)  If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

(5)  If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

For the six months ended June 30, 2021, 3,508,990 share options were exercised at the exercise prices of US$0.2 per share resulting in the issuance of 3,508,990 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,496, and 28,884,300 restricted shares were vested and exercised without exercise prices. For the six months ended June 30, 2021, 85,572,963 Class A ordinary shares were issued for private placement and 56,236,295 Class A ordinary shares were issued for business combinations. As of June 30, 2021, 604,330,240 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

For the six months ended June 30, 2022, 15,752,320 restricted shares were vested and exercised without exercise price.

On May 31, 2022, 15,752,320 Class A ordinary shares were issued for the asset acquisition. See Note 4 for detailed discussion.

On June 27, 2022, the Company completed a private placement, in which it have offered (1) 11,200,000 ADSs, (2) certain pre-funded warrants to purchase 4,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants including (i) Series A warrants to purchase up to 16,000,000 ADSs (the “Series A Warrants”) and (ii) Series B warrants to purchase up to 16,000,000 ADSs (the “Series B Warrants”) (the Series A Warrants and Series B Warrants are collectively referred as the “Warrants”), to certain institutional investors.  The Warrants are offered together with the ADSs or the Pre-Funded Warrants. The combined purchase price of each ADS and the accompanying Warrants is US$1.00. The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$0.99. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.01. The Pre-Funded Warrants have been exercised in full in August 2022.

As of June 30, 2022, 853,869,320 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  PURCHASE OF NON-CONTROLLING INTEREST

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”).

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17,785, by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction.

The following table summarizes the assets transferred:

Amount
US$
Construction in progress	5,863
Other non-current assets	4,902
Intangible assets, net	7,020
Total	17,785

Net book value of the non-controlling interest purchased was approximately US$16,689 and the difference between the assets transferred and net book of the non-controlling interest purchased was recognized in additional paid-in capital.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2020, the Group announced the entrance into the cryptocurrency industry. As of June 30, 2021, the Group have completed the transformation of its business to become a cryptocurrency mining enterprise. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has three reportable segments, including the mining pool business, the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the six months ended June 30, 2021 and 2022.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

The following table presents summary information by segment for the six months ended June 30, 2021 and 2022, respectively.

	For the six months ended June 30,
	2021	2022
	US$	US$
Reportable segment revenue:
Mining pool	413,650	450,780
Data center	11,424	3,394
Cryptocurrency mining	11,378	37,823
Others	1,553	200
Total segment and consolidated revenue	438,005	492,197
Reportable segment cost of revenue-exclusive depreciation and amortization:
Mining pool	(405,347)	(447,997)
Data center	(8,567)	(4,319)
Cryptocurrency mining	(4,821)	(13,700)
Others	(1,753)	(2,050)
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(420,488)	(468,066)
Reportable segment cost of revenue-depreciation and amortization:
Mining pool	(1,234)	(4,748)
Data center	(1,610)	(2,343)
Cryptocurrency mining	(3,845)	(14,241)
Others	(84)	—
Total segment and consolidated cost of revenue-depreciation and amortization	(6,773)	(21,332)
Total segment and consolidated cost	(427,261)	(489,398)
Reconciling items:
Operating expenses	(9,906)	(14,887)
Other operating income	46	276
Government grant	—	9
Other operating expenses	(434)	(1,515)
Net loss on disposal of cryptocurrencies	(8,634)	(2,057)
Impairment of cryptocurrency assets	(8,863)	(12,620)
Changes in fair value of derivative instrument	836	—
Impairment of property and equipment	—	(836)
Changes in fair value of contingent considerations	—	1,247
Operating loss from continuing operations	(16,211)	(27,584)
Other income, net	280	554
Interest income	37	106
Interest expense	(709)	(218)
(Loss) gain from equity method investments	(859)	151
Gain on previously held equity method investment	5,500	—
Gain from disposal of a subsidiary	126	—
Net loss from continuing operations	(11,836)	(26,991)

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  SEGMENT REPORTING (continued)

The following table presents the revenue from continuing operations by geographical locations for the six months ended June 30, 2021 and 2022, respectively.

	For the six months ended June 30,
Revenues	2021	2022
	US$	US$
Hong Kong	97	27,613
USA	—	7,782
Kazakhstan	—	6,014
Europe	1,446	8
Mainland China	22,812	—
Blockchain	413,650	450,780
	438,005	492,197

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2021 and June 30, 2022, respectively.

Long-lived assets	As of December 31, 2021	As of June 30, 2022
	US$	US$
USA	35,873	23,709
Hong Kong	31,745	26,442
Mainland China	6,435	564
Kazakhstan	2,310	1,421
Europe	2	1
	76,365	52,137

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

22.  DISCONTINUED OPERATIONS

Disposition of VIEs and VIE subsidiaries

On July 23, 2021, the Group terminated all of its lottery business-related VIE contracts for nil consideration and disposed of its Chinese lottery-related business.

From July 23, 2021, the Group no longer retained any financial interest over lottery business related VIEs and accordingly deconsolidated lottery business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, revenues, expenses and cash flows related to lottery business related VIEs have been reclassified in the consolidated financial statements as discontinued operations for the six months ended June 30, 2021.

The condensed cash flows of lottery business related VIEs were as follows for the six months ended June 30, 2021:

For the six months ended June 30,
2021
US$
Net cash used in operating activities	(2,798)
Net cash provided by investing activities	799
Net cash used in financing activities	(26,117)

Effect of foreign exchange on cash	(10)

The operating results from discontinued operations included in the Group’s unaudited interim condensed consolidated statements of comprehensive loss were as follows for the six months ended June 30, 2021:

For the six months ended June 30,
2021
US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	980
Cost of revenue	(163)
Sales and marketing	(462)
General and administrative	(2,058)
Service development expenses	(530)
Other income that are not major	56
Loss from discontinued operations, before income tax	(2,177)
Income tax expense	—
Loss from discontinued operations, net of income tax	(2,177)

23.  SUBSEQUENT EVENTS

Sale of Shares of Loto Interactive Limited

On July 12, 2022, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share (the “Sale Price”) for a total consideration of HK$78,308 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

Private Placement

In August 2022, the Company have completed the registered direct offering of 15,566,665 of the Company’s ADSs, Series A Warrants to purchase up to an aggregate of 15,566,665 ADSs and Series B Warrants to purchase up to an aggregate of 15,566,665 ADSs, at a combined purchase price of US$0.60 per ADS and associated warrants. Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share. The private placement resulted in gross proceeds to the Company of $9,340 before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The Series A Warrants will have an exercise price of US$0.66 per ADS, will be exercisable at any time upon issuance and will expire five years from the date of issuance. The Series B Warrants will have an exercise price of US$0.60 per ADS, will be exercisable at any time upon issuance and will expire two and a half years from the date of issuance.

Exercise of Pre-Funded Warrants

In June 2022, the Company have offered (1) 11,200,000 ADSs, (2) certain pre-funded warrants to purchase 4,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants including (i) Series A warrants to purchase up to 16,000,000 ADSs (the “Series A Warrants”) and (ii) Series B warrants to purchase up to 16,000,000 ADSs (the “Series B Warrants”), to certain institutional investors. In August 2022, the Pre-Funded Warrants have been exercised in full with exercise price of US$0.01.